FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                           REPORT OF FOREIGN PRIVATE ISSUER

                         PURSUANT TO RULE 13A-16 OR 15D-16 OF

                         THE SECURITIES EXCHANGE ACT OF 1934


          For the month of:   November 16, 1998
                              -----------------

                                     TRICOM, S.A.
                   (Translation of registrant's name into English)

            AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                      (Address of principal executives offices)

              Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F      X       Form 40-F
                               -----------           -----------

               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes            No      X
                               -----------    -----------

              If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________ TRICOM, S.A.

                                     TRICOM, S.A.

                                   QUARTERLY REPORT
                                       FOR THE
                                    THIRD QUARTER
                                        ENDED
                                  SEPTEMBER 30, 1998

                                  TABLE OF CONTENTS
                                                                       PAGE

          GENERAL INTRODUCTION  . . . . . . . . . . . . . . . . . . . . . 1

                                        PART I

                                FINANCIAL INFORMATION

          ITEM 1.   FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . 2

                    Consolidated Balance Sheet as of December 31, 1997
                    and September 30, 1998 (unaudited)  . . . . . . . . . 2

                    Consolidated Statement of Operations Three Months
                    and Nine Months ended September 30, 1997 and 1998
                    (unaudited) . . . . . . . . . . . . . . . . . . . . . 4

                    Consolidated Statements of Cash Flows Nine Months
                    Ended September 30, 1997 and 1998 (unaudited) . . . . 5

                    Notes to Financial Statements   . . . . . . . . . . . 6


          ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                    OPERATIONS AND FINANCIAL CONDITION  . . . . . . . . . 6

          ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
                    RISK. . . . . . . . . . . . . . . . . . . . . . . .  17

                                       PART II
                                  OTHER INFORMATION

          ITEM 1.   LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . .  18
          ITEM 2.   CHANGES IN SECURITIES AND USE OF PROCEEDS . . . . .  18
          ITEM 3.   DEFAULTS UPON SENIOR SECURITIES . . . . . . . . . .  18
          ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS  18
          ITEM 5.   OTHER INFORMATION . . . . . . . . . . . . . . . . .  18
          ITEM 6.   EXHIBITS AND REPORTS ON FORM 6-K  . . . . . . . . .  19

                                 GENERAL INTRODUCTION

               Unless the context indicates otherwise, all references to
          (i) the "Company" or "TRICOM" refer to TRICOM, S.A. and its consolidated subsidiaries and their respective operations, and include TRICOM's predecessors, and (ii) "GFN" refers to GFN Corporation Ltd. and its direct and indirect subsidiaries, other than the Company and its subsidiaries, and include GFN's predecessors.


          PRESENTATION OF CERTAIN FINANCIAL INFORMATION

               The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States. The Company adopted the United States dollar as its functional currency effective January 1, 1997.

          FORWARD-LOOKING STATEMENTS

               The statements contained in this Quarterly Report which are not historical facts are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the following factors: competition; declining rates for international long distance traffic; opposition to increased rates for basic local service; the Company's significant capital expenditure requirements and its need to finance such expenditures; the inability of the Company to expand its local access line network in a timely manner and within the amount budgeted for such capital expenditure program; the inability of the Company to manage effectively its rapid expansion; the continued growth of the Dominican economy, demand for telephone services in the Dominican Republic and moderation of inflation; and the continuation of a favorable political and regulatory environment in the Dominican Republic.

                                        PART I
                                FINANCIAL INFORMATION

          ITEM 1.   FINANCIAL STATEMENTS

          TRICOM, S.A. AND
             SUBSIDIARIES
          CONSOLIDATED BALANCE
             SHEET
          (IN US$)
                                         DECEMBER 31         SEPTEMBER 30
                                        ------------         ------------
                                            1997                 1998
                                        ------------         -----------
                                          (AUDITED)          (UNAUDITED)
          ASSETS
          Current assets:
             Cash and cash        US$   5,732,505      US$  21,773,101
                 equivalents

             Accounts receivable:
                Customers               5,612,123            4,786,892
                Carriers                5,546,399            4,436,705
                Related parties           625,248              243,750
                Officers and              200,294              241,050
                   employees
                Current portion           281,382               23,579
                   of long term
                   accounts
                   receivable
                Other                   3,525,123            7,286,684
                                     ------------          -----------

                                       15,790,569           17,018,661
                Allowance for            (668,827)            (623,437)
                   doubtful          ------------          -----------
                   accounts
                Accounts               15,121,742           16,395,224
                   receivable,
                   net

          Current portion of           22,750,000           54,469,879
             pledged securities
          Inventories, net              5,633,477           11,266,706
          Prepaid expenses              2,518,052            1,500,593
                                     ------------         ------------
                Total current          51,755,776          105,405,503
                   assets

          Long-term accounts              966,592              367,480
             receivable
          Unearned interest              (204,576)             (82,626)
                                     ------------           ----------
                Long-term                 762,016              284,854
                  accounts
                  receivable, net

          Investments:
             Pledged securities        53,018,390                  ---
             Others                     1,796,521            2,006,654
                                     ------------         ------------
                Total investments      54,814,911            2,006,654
                                     ------------         ------------

          Property and equipment,     202,977,596          304,629,047
             net
          Other assets at cost,        10,833,238           15,732,278
             less accumulated
             amortization

          TOTAL ASSETS            US$ 321,143,537      US$ 428,058,336
                                     ============         ============


     TRICOM, S.A. AND
        SUBSIDIARIES
     CONSOLIDATED BALANCE SHEET
     (IN US$)
                                             DECEMBER 31          SEPTEMBER 30
                                             -----------          ------------
                                                1997                  1998
                                             -----------          ------------
                                              (AUDITED)           (UNAUDITED)
     LIABILITIES & SHAREHOLDERS
        EQUITY
     Current liabilities:
        Short-term obligations       US$           --      US$      158,326

        Notes payable:
           Borrowed funds-banks             5,905,005             7,791,342
           Borrowed funds-
             related parties                4,849,818            18,414,988
           Bonds payable-short
             term                                  --                    --
           Current portion of
              long term debt                       --            32,000,000
              Carifa Loan               -------------      ----------------
                                           10,754,823            58,206,330
        Accounts payable:
           Carriers                         2,327,768             2,234,441
           Suppliers                       17,746,637            28,121,903
           Related parties                         --                    --
           Other                            1,023,478               916,929
                                        -------------      ----------------
                                           21,097,883            31,273,273
        Other Liabilities                   3,039,761             4,346,705
        Accrued expenses                   12,017,371            11,730,473
                                        -------------      ----------------
           Total current
             liabilities                   46,909,838           105,715,107

        Reserve for severance
            indemnities                       140,641                25,870

        Long-term debt:
           Carifa Loan                     32,000,000                    --
           Senior Notes                   200,000,000           200,000,000
                                        -------------      ----------------
             Total liabilities            279,050,479           305,740,977

        Shareholders equity:
           Class A Common Stock at
             par value RD$10:
           Authorized 55,000
             shares: 5,7000,000
             shares issued at
             September 30, 1998                    --             3,750,000
           Class B Stock at par
             value RD$10:
             Authorized 221,517,095
             shares at December 31,
             1997 and 21,044,544
             shares at September
             30, 1998; 19,390,528
             shares issued at
             December 31, 1997 and
             19,144,544 issued at
             September 30, 1998            43,357,343            12,595,095
           Paid-in-capital, excess
             over par                              --            94,515,379
           Legal reserve                      600,233               600,233
           Retained earnings
             (deficit)                      3,147,997               718,290
           Period net income (loss)        (2,429,707)           12,162,119
           Equity adjustment for
             foreign currency              (2,023,757)           (2,023,757)
             translation                -------------      ----------------
                                           42,652,109           122,317,359
           Less treasury stock at            (559,051)                   --
              cost, 245,985 shares        -----------           -----------
                                           42,093,058           122,317,359

     TOTAL LIABILITIES &                  321,143,537           428,058,336
        SHAREHOLDERS EQUITY          US$  ===========      US$  ===========


          TRICOM, S.A. AND SUBSIDIARIES
          CONSOLIDATED STATEMENT OF OPERATIONS
          (IN US$)



                                                    THREE MONTH PERIOD ENDED
                                                          SEPTEMBER 30,
                                                  ----------------------------
                                                       1997            1998
                                                   -----------     ------------
                                                   (UNAUDITED)     (UNAUDITED)
     Operating Revenues: (Note 1)
     Toll                                          US$  3,808,391 US$  4,465,767
     International settlement                          11,501,513     13,177,167
     Local service                                      1,962,228      3,484,598
     Cellular                                           3,604,511      5,443,230
     Paging                                             1,306,211      1,109,492
     Sale and lease of equipment                        1,032,580        978,349
     Installations                                      1,231,842      3,772,153
     Other                                                 12,566        205,150
                                                      -----------    -----------
     TOTAL OPERATING REVENUES                          24,459,842     32,635,906

     OPERATING COSTS:
     Satellite connections and carriers                 8,288,489      7,604,076
     Network depreciation                               1,550,418      3,086,136
     Expense in lieu of income taxes                    1,675,232      2,575,250
     General and administrative expenses                6,491,570     10,020,901
     Depreciation expense                                 519,435        914,829
     Other                                                813,227        753,710
                                                      -----------    -----------
     TOTAL OPERATING COSTS                             19,338,371     24,954,902

     OPERATING INCOME                                   5,121,471      7,681,004

     OTHER INCOME (EXPENSES)
     Interest expense                                 (3,512,436)    (3,799,246)
     Interest income                                      806,162      1,500,694
     Foreign exchange gain (loss)                       (301,297)       (54,360)
     Other                                              (680,028)       (83,732)
                                                      -----------    -----------
     TOTAL OTHER EXPENSES                             (3,687,599)    (2,436,644)
                                                      -----------    -----------

     EARNINGS BEFORE EXTRAORDINARY                      1,433,872      5,244,360
        ITEM

     EXTRAORDINARY ITEM                               (5,452,995)             --

     NET EARNINGS                                 US$ (4,019,123) US$  5,244,360
                                                      ===========    ===========

     EBITDA (Note 2)                              US$   8,866,556 US$ 14,257,219

     EARNINGS PER SHARE BEFORE
        EXTRAORDINARY ITEM                        US$        0.08 US$       0.22

     EARNINGS PER SHARE                           US$      (0.24) US$       0.22

     WEIGHTED AVG. NUMBER OF SHARES                    17,085,851     22,311,211
        OUTSTANDING


                                                     NINE MONTH PERIOD ENDED
                                                          SEPTEMBER 30,
                                                  -----------------------------
                                                       1997            1998
                                                       ----            ----
                                                   (UNAUDITED)     (UNAUDITED)
     OPERATING REVENUES: (NOTE 1)
     Toll                                          US$ 11,183,790 US$ 13,327,639
     International settlement                          28,207,247     36,676,456
     Local service                                      4,234,351      9,198,808
     Cellular                                           9,023,020     14,734,640
     Paging                                             3,795,893      3,556,468
     Sale and lease of equipment                        4,418,355      2,798,781
     Installations                                      2,949,077      9,780,712
     Other                                                 19,175        274,313
                                                      -----------    -----------
     TOTAL OPERATING REVENUES                          63,830,908     90,347,817

     OPERATING COSTS:
     Satellite connections and carriers                23,113,981     23,433,672
     Network depreciation                               5,240,471      8,224,804
     Expense in lieu of income taxes                    4,370,340      6,719,661
     General and administrative expenses               16,771,059     25,945,424
     Depreciation expense                               1,120,984      2,321,725
     Other                                              2,778,063      2,341,223
                                                      -----------    -----------
     TOTAL OPERATING COSTS                             53,394,898     68,986,509

     OPERATING INCOME                                  10,436,010     21,361,308

     OTHER INCOME (EXPENSES)
     Interest expense                                 (8,461,203)   (12,041,255)
     Interest income                                      958,557      3,943,125
     Foreign exchange gain (loss)                       (301,297)      (139,197)
     Other                                              (642,467)      (961,862)
                                                      -----------    -----------
     TOTAL OTHER EXPENSES                             (8,446,410)    (9,199,189)
                                                      -----------    -----------

     EARNINGS BEFORE EXTRAORDINARY ITEM                 1,989,600     12,162,119

     EXTRAORDINARY ITEM                               (5,452,995)             --

     NET EARNINGS                                 US$ (3,463,395) US$ 12,162,119
                                                      ===========     ==========

     EBITDA (Note 2)                              US$  21,167,805 US$ 38,627,498

     EARNINGS PER SHARE BEFORE EXTRAORDINARY
        ITEM                                      US$        0.12 US$       0.55

     EARNINGS PER SHARE                           US$      (0.20) US$       0.55

     WEIGHTED AVG. NUMBER OF SHARES OUTSTANDING        17,085,851     23,311,211

          TRICOM, S.A. AND SUBSIDIARIES
          CONSOLIDATED STATEMENT OF CASH FLOWS
          (IN US$)


                                                   PERIOD ENDED
                                                   SEPTEMBER 30,
                                                 ----------------
                                               1997             1998
                                           (UNAUDITED)       (UNAUDITED)
          Cash flows from operating
             activities:
             Cash received from          US$   73,485,762  US$   88,211,099
                customers
             Cash paid to suppliers and      (49,819,350)      (49,073,587)
                employees
             Cash received from (paid           (159,114)           381,498
                to) related
             Interest paid                    (8,804,636)      (12,163,205)
             Interest received on                 958,557         3,943,125
                deposits
             Expense in lieu of income        (4,370,340)       (6,719,661)
                tax
             Other income (expenses),           (943,765)       (1,101,061)
                net                         -------------     -------------
                Net cash provided by           10,347,114        23,478,208
                   (used in)
                   operating activities

          Cash flows from investing
              activities:
             Acquisition of investments      (54,342,649)               --
             Current portion of              (22,750,000)      (31,719,879)
                investments
             Cancellation of                          --         52,808,258
                investments
             Acquisition of property         (47,402,725)     (112,198,006)
                and equipment               -------------     -------------
                Net cash used in            (124,495,374)      (91,109,627)
                   investing activities

          Cash flows from financing
             activities
             Borrowed funds (paid to)        (37,011,757)         2,044,663
                from banks
             Borrowed funds from             (18,569,576)        13,565,170
                related parties
             Short terms obligations          (2,235,955)               --
             Issuance (redemption) of         (7,061,768)        32,000,000
                short- term bonds
             High yield bond issue            200,000,000               --
             Long-term debt                  (28,000,000)      (32,000,000)
             Issuance of common stock          20,000,000        68,062,182
                                            -------------     -------------
                Net cash provided by          127,120,944        83,672,015
                   financing activities

          Net increase (decrease) in           12,972,684        16,040,596
              cash and cash equivalents

                Cash and cash                   4,291,804         5,732,505
                   equivalents at           =============     =============
                   beginning of the
                   year

          Cash and cash equivalents at   US$   17,264,488  US$   21,773,101
             end of period                  =============     =============

          TRICOM, S.A. AND SUBSIDIARIES
          NOTES TO FINANCIAL STATEMENTS


          NOTE 1 - BASIS OF PRESENTATION

               The Company considers that all adjustments (all of which are normal recurring accruals) necessary for a fair statement of financial position and results of operations for these periods have been made; however, results for such interim periods are subject to year-end audit adjustments. Results for such interim periods are not necessarily indicative of results for a full year.

          NOTE 2 - CALCULATION OF EBITDA

               EBITDA typically consists of earnings (loss) before interest expense, income taxes, depreciation and amortization. Because the Company makes payments to the Dominican government in lieu of income taxes, such expense is characterized as an operating expense and EBITDA is calculated after the deduction of such expense. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. However, it does not purport to represent cash generated or used by operating activities and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted accounting principles.

          ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

          COMPANY OVERVIEW

          Background

               TRICOM is the sole alternate provider of diversified telecommunications services in the Dominican Republic. TRICOM commenced operations as a low-cost international long distance provider in 1992 and has since expanded to providing local service, national long distance, cellular, paging, Internet
          access and value-added services.   The Company believes that the
          Dominican Republic represents an attractive market for telecommunications services due to substantial unmet demand for local services, high volumes of international traffic, a rapidly growing economy, and a regulatory environment that fosters competition. The Company has developed a substantial presence in the international long distance market for the Dominican Republic and has constructed a cellular and paging network which covers approximately 80% of the country's population. In addition, TRICOM has been aggressively expanding its basic local phone service business since the fourth quarter of 1996. As a result of these efforts, the Company has achieved significant growth, with operating revenues increasing from US$1.9 million in 1992, to US$90.1 million in 1997.

          Principal Shareholders

               TRICOM is controlled by GFN and Motorola, Inc. ( Motorola ). GFN, one of the Dominican Republic's largest holding companies with interests in media, banking, credit cards and insurance, beneficially owns 60% of the issued and outstanding shares of Class B Stock and Motorola beneficially owns 40% of the issued and outstanding shares of Class B Stock. Each share of Class B Stock entitles the holder thereof to cast ten votes while each share of Class A Common Stock entitles the holder thereof to cast one vote.

          International Long Distance Services

               TRICOM is a leading participant in the large market for international long distance traffic between the Dominican Republic and the United States. The Company has operating agreements with all major facilities-based international carriers responsible for international long distance traffic between the Dominican Republic and the United States, and also has agreements with numerous resellers which account for an increasing share of the total traffic between the two countries. In January 1997, the Company commenced operations in the United States through its wholly owned subsidiary TRICOM USA, Inc. ( TRICOM USA ), a facilities-based international and resale carrier. TRICOM USA operates an international gateway switch in New York through which it provides international carrier services to resellers. TRICOM USA also markets prepaid international long-distance cards to customers living in the New York metropolitan area, Florida, Massachusetts, Puerto Rico and the U.S. Virgin Islands.

          Domestic Services

               The Company implemented a local service expansion program beginning in the fourth quarter of 1996. The Company expanded its local access line network to 71,647 local access lines at September 30, 1998, including 54,576 net local access lines
          installed since January 1, 1997.   The Company anticipates
          installing approximately 35,000 local access lines in 1998.
          Since implementing its local service expansion program, the Company also increased its cellular network capacity and cellular service capabilities and expanded the number of cellular subscribers from 16,136 at December 31, 1996 to 88,990 at September 30, 1998.

          Wireless Local Loop Project

               The Company is deploying a fixed cellular system, called a wireless local loop, or WLL , in order to accelerate TRICOM's expansion into the domestic residential and commercial markets. On August 18, 1998, the Company announced that it had selected Motorola's Cellular Infrastructure Group to deploy a WLL that employs CDMA (Code Division Multiple Access) technology. The contract provides for the installation of network capacity for 150,000 wireless subscribers. TRICOM anticipates that the WLL will enable the Company to accelerate its penetration of the local market in the Dominican Republic at a lower cost compared to the cost of deploying traditional copper wire lines. The Company believes that the WLL will enable it to provide telephony services to large areas, enabling it to use mass marketing techniques to target under served markets. Based upon information published by the Central Bank, there are currently approximately 750,000 local access lines in service in the Dominican Republic, representing a penetration rate of approximately 9%.

               The Company expects to deploy the WLL in three stages over a four-year period. Although the initial build-out of the WLL will have been completed by the end of 1998, service using the system will be available on a limited basis during the first quarter of 1999. Upon completion of the initial build-out phase, the WLL system is expected to cover approximately 70% of the area of Santo Domingo, with a population of 2.1 million people, and approximately 38% of the area of Santiago, the country's second largest city, and will be capable of serving approximately 14,000 subscribers. The Company anticipates that the WLL will have capacity to connect approximately 36,000 wireless subscribers by the end of 1999. The second stage, covering five additional cities comprising a total population of approximately 1.1 million people, should be operational by the end of the second quarter of 1999. The third and final stage of the project will be completed during 2000 and 2001 and will increase coverage to seven additional cities in the Dominican Republic while increasing capacity in the previously covered cities. Motorola will provide TRICOM with installation teams for each network component, staff training and network testing. Motorola also will provide the Company with dedicated, in-country technical support and maintenance and other services.

               The infrastructure of a WLL generally consists of digital switches, base station transmitters and receivers, and related equipment. Each customer will be connected to the WLL through a transceiver which will be installed inside or outside the customer's home. Transceivers will send and receive signals to and from the local radio base station using an integral omnidirectional antenna. The transceiver will be connected by a cable to a standard telephone jack in a customer's home that, in turn, connects to a customer's standard telephone. The transceiver is powered by the home's power supply, but it will also contain a battery that will allow operation to continue for up to 24 hours of standby supply and three hours of talk time in the event of a power outage. The CDMA technology uses codes to differentiate subscribers' phone conversations, allowing for the most efficient use of the radio spectrum while at the same time providing enhanced voice quality which is comparable to traditional copper wire systems. Among the benefits of this technology are its ability to offer ubiquitous coverage, rapid installation, a scalable network with redeployable equipment, reduced maintenance costs and mobility.

               The Company has identified certain risks attendant to its WLL project. Although the CDMA technology to be incorporated into the WLL is similar to certain technology deployed by PCS service providers in the United States, to date the technology has not been used extensively for a fixed local access system.

          In addition, the technology to be used for the WLL cannot perform certain data communications functions as well as conventional wire access lines. There can be no assurance that the CDMA technology will be applied successfully in the Dominican Republic, that the CDMA protocol will not become obsolete or subject to competition from other technologically superior wireless protocols that may be used by the incumbent local service provider in the future or that customers will accept the WLL as an alternative to wire access lines, particularly in view of its service limitations. No industry standard or uniform protocol currently exists for digital cellular equipment that operates on the 1.9 GHz radio frequency band, and generally the Company will not be able to use equipment supplied by vendors other than Motorola. Consequently, the Company will need to deploy equipment supplied by Motorola for the central switch and at the base stations.

          Revenue Recognition

               The Company derives its operating revenues primarily from toll revenues, international settlement revenues, cellular services, paging services, local services, the sale and lease of equipment and installations. The components of each of these services are as follows:

               Toll revenues are amounts received by the Company from its customers in the Dominican Republic for international and domestic long distance calls as well as interconnection charges received from Compania Dominicana de Telefonos C. por A., the incumbent local service provider ( Codetel ). Toll revenues are generated by retail telephone centers, large corporate accounts, residential and commercial customers, calling card users and cellular subscribers. Toll revenues are recognized as they are billed to customers, except that revenues from prepaid calling cards are recognized as the calling cards are used or expire.

               International settlement revenues represent amounts recognized by the Company for termination of traffic from foreign telecommunications carriers to the Dominican network.

               Local service revenues consist of wireline rent, local measured service and charges for CLASS services or vertical features, including call forwarding, three-way calling, call waiting and voice mail, as well as calling party pays revenues and revenues from other miscellaneous wireline services.

               Cellular revenues represent fees received for mobile cellular services, including interconnection charges for calls incoming to the Company's cellular subscribers, but excluding international long distance calls generated by cellular units. Cellular fees consist of fixed monthly access fees, per minute usage charges and additional charges for custom or vertical features, including call waiting, call forwarding, three-way calling and voice mail, and for ther miscellaneous cellular services.

               Paging revenues consist of fixed monthly charges for nationwide service and use of paging equipment and activation fees.

               Revenues from the sale and lease of equipment consist of sales and rental fees charged for customer premise equipment, including private branch exchanges and key telephone systems, residential telephones, cellular handsets and paging units. Since late 1996, the Company has only sold such equipment.

               Installation revenues consist of fees charged by the Company for installing local access lines, private branch exchanges and key telephone systems as well as fees for activating cellular handsets.

               Other revenues consist of revenues that are not generated from the Company's core business, including commissions received for providing package handling services for a courier, commissions received for collection services for utility companies.

               The following table sets forth the percentage contribution of each category of revenues to total operating revenues for the periods indicated:



                                           THREE MONTHS         NINE MONTHS
                                              ENDED                ENDED
                                          SEPTEMBER 30,        SEPTEMBER 30,
                                       -------------------  -------------------
                                         1997       1998      1997       1998
                                         ----       ----      ----       ----
      Toll  . . . . . . . . . . . . .    15.6%     13.7%      17.5%     14.8%
      International settlement  . . .    47.0      40.4       44.2      40.6
      Local service . . . . . . . . .     8.0      10.7        6.6      10.2
      Cellular  . . . . . . . . . . .    14.7      16.7       14.1      16.3
      Paging  . . . . . . . . . . . .     5.3       3.4        5.9       3.9
      Sale and lease of equipment . .     4.2       3.0        6.9       3.1
      Installations . . . . . . . . .     5.0      11.6        4.6      10.8
      Other . . . . . . . . . . . . .     0.1       0.6        0.0       0.3
          ________________
          Note: Percentages may not add up to 100% due to rounding.


               The following table sets forth certain items in the statements of operations expressed as a percentage of total operating revenues for the periods indicated:



                                           THREE MONTHS         NINE MONTHS
                                              ENDED                ENDED
                                          SEPTEMBER 30,        SEPTEMBER 30,
                                       -------------------   ------------------
                                         1997       1998      1997       1998
                                         ----       ----      ----       ----
      Operating costs . . . . . . . .    79.1%     76.5%      83.7%     76.4%
      Operating income  . . . . . . .    20.9      23.5       16.3      23.6
      Interest expense, net . . . . .   (11.1)     (7.0)     (11.8)     (8.9)
      Other income (expenses) . . . .   (15.1)     (7.5)     (13.2)    (10.2)
      Earnings before Extraordinary       5.9      16.1        3.1      13.5
      Item  . . . . . . . . . . . . .
      Net earnings  . . . . . . . . .   (16.4)     16.1       (5.4)     13.5
      EBITDA  . . . . . . . . . . . .    36.2      43.7       33.2      42.8



          THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1997

               Operating Revenues. The Company's total operating revenues increased 41.5% to US$90.3 million for the nine-month period ended September 30, 1998 (the "1998 Interim Period") from US$63.8 million for the nine-month period ended September 30, 1997 (the "1997 Interim Period"), and by 33.4% to US$32.6 million for the three-month period ended September 30, 1998 (the "1998 Third Quarter") from US$24.5 million for the three-month period ended September 30, 1997 (the "1997 Third Quarter"). The Company attributes much of this growth to increased international settlement revenues generated by TRICOM USA, increased installation and local service revenues associated with its local access network expansion program and the introduction of the Company's prepaid cellular program.

               Toll. Toll revenues increased 19.2% to US$13.3 million for the 1998 Interim Period from US$11.2 million for the 1997 Interim Period, and 17.3% to US$4.5 million for the 1998 Third Quarter from US$3.8 million for the 1997 Third Quarter. The growth in toll revenues was attributable to the increase by 60.4% in domestic long distance minutes to 14.3 million minutes for the 1998 Interim Period from 8.9 million minutes for the 1997 Interim Period, and by 47.9% to 5.2 million minutes for the 1998 Third Quarter from 3.5 million minutes for the 1997 Third Quarter due to a higher number of local access lines in service.

               The increase in toll revenues also was attributable to higher outbound international traffic. Outbound international minutes increased by 9.0% to 16.3 million minutes for the 1998 Interim Period from 15.0 million minutes for the 1997 Interim

          Period and by 6.6% to 5.5 million minutes for the 1998 Third Quarter from 5.2 million minutes for the 1997 Third Quarter, reflecting increased traffic volume from the Efectiva prepaid calling card and from the increased number of local access lines, partially offset by the reduction of traffic from retail telephone centers. The Efectiva prepaid calling card and local access lines accounted for 30.1% and 29.0%, respectively, of the total outbound international minutes for the 1998 Interim Period compared to 28.4% and 22.3%, respectively, for the 1997 Interim Period. Interconnection revenues related to domestic and international long distance traffic also increased due to the growth of the Company's local access line installed base.

               Interconnection revenues increased by approximately 89.8% to US$2.4 million for the 1998 Interim Period from US$1.3 for the 1997 Interim Period and by approximately 92.7% to US$957,000 for the 1998 Third Quarter from US$497,000 for the 1997 Third Quarter. Toll revenues represented 14.8% of total operating revenues for the 1998 Interim Period compared to 17.5% of total operating revenues for the 1997 Interim Period, and 13.7% of total operating revenues for the 1998 Third Quarter compared to 15.6% of total operating revenues for the 1997 Third Quarter.

               International settlement. International settlement revenues increased 30.0% to US$36.7 million for the 1998 Interim Period from US$28.2 million for the 1997 Interim Period, and increased by 14.6% to US$13.2 million for the 1998 Third Quarter from US$11.5 million for the 1997 Third Quarter. This increase was achieved despite a 19% decrease in settlement rates for the 1998 Interim Period compared to the 1997 Interim Period. Inbound minutes increased by 55.0% to 143.6 million for the 1998 Interim Period from 92.7 million minutes for the 1997 Interim Period, and by 18.1% to 51.4 million minutes for the 1998 Third Quarter from
          43.5 million minutes for the 1997 Third Quarter. The increases in the number of minutes in 1998 reflected new volume based agreements and the contribution of TRICOM USA's operations in the United States. TRICOM USA accounted for 55.7% and 59.9% of the total inbound minutes in the 1998 Interim Period and the 1998 Third Quarter, respectively, compared to 36.1% and 41.9% in the 1997 Interim Period and the 1997 Third Quarter, respectively. Inbound minutes generated by TRICOM USA during the 1998 Interim Period and the 1998 Third Quarter included 66.6 million minutes and 23.8 million minutes attributable to the provision of facilities by TRICOM USA to resellers, respectively, and 13.4 million minutes and 7.0 million minutes attributable to prepaid calling cards distributed in the United States during the 1998 Interim Period and the 1998 Third Quarter, respectively.

               Settlement rates declined in the 1998 Interim Period to an average rate of US$0.22 per minute from US$0.27 per minute during the 1997 Interim Period as a result of increased competition in the market for international long distance service between the Dominican Republic and the United States. Settlement rates for traffic between the United States and the Dominican Republic have declined over the past five years, and the Company anticipates that competitive and regulatory pressures could push settlement rates lower. TRICOM has been able to increase revenues from the provision of international long distance services by increasing the volume of international traffic that it handles. Future decreases in settlement rates, without corresponding increases in the Company's long distance traffic from the United States would reduce the Company's international settlement revenues, adversely affect the profit margins that the Company realizes on such traffic and could have a material adverse effect on the Company's business, financial condition and results of operations. International settlement revenues represented 40.6% of total operating revenues for the 1998 Interim Period compared to 44.2% of total operating revenues for the 1997 Interim Period, and 40.4% of total operating revenues for the 1998 Third Quarter compared to 47.0% of total operating revenues for the 1997 Third Quarter.

               Local service. Local service revenues increased 117.2% to US$9.2 million for the 1998 Interim Period from US$4.2 million for the 1997 Interim Period, and 77.6% to US$3.5 million for the 1998 Third Quarter from US$2.0 million for the 1997 Third Quarter. The increases resulted from the growth in the number of local access lines in service, reflecting the Company's ongoing program to expand its local access network initiated in 1996, combined with a higher average monthly rent charged to customers which increased to US$10 during the 1998 Interim Period from US$8 during the 1997 Interim Period.

               During the 1998 Interim Period, the Company added 28,452 net local access lines, including 11,228 net local lines during the 1998 Third Quarter, compared to 17,924 net local access lines added during the 1997 Interim Period, including 6,553 net local lines during the 1997 Third Quarter. The number of net local access line additions during the 1998 Third Quarter represents the highest number of net line additions in any quarter since TRICOM began installing local access lines in 1994. At September 30, 1998, the Company had 71,647 local access lines in service compared to 34,995 local access lines in service at September 30, 1997. As a result, interconnection revenues related to local calls received from Codetel increased 65.3% to US$748,000 for the 1998 Interim Period from US$452,000 for the 1997 Interim Period, and 49.5% to US$259,000 for the 1998 Third Quarter from US$173,000 for the 1997 Third Quarter. Local service revenues represented 10.2% of total operating revenues for the 1998 Interim Period compared to 6.6% of total operating revenues for the 1997 Interim Period, and 10.7% of total operating revenues for the 1998 Third Quarter compared to 8.0% of total operating revenues for the 1997 Third Quarter.

               Cellular. Cellular revenues increased by 63.3% to US$14.7 million for the 1998 Interim Period from US$9.0 million for the 1997 Interim Period, and by 51.0% to US$5.4 million for the 1998 Third Quarter from US$3.6 million for the 1997 Third Quarter. This increase was attributable to the growth of airtime minutes, a result of a higher average subscriber base. Airtime minutes increased 29.7% to 69.1 million minutes for the 1998 Interim Period from 53.2 million minutes for the 1997 Interim Period, and increased 17.2% to 24.5 million minutes for the 1998 Third Quarter from 20.9 million minutes for the 1997 Third Quarter. In addition, the average price per outgoing airtime minute increased by 22.4% to US$0.25 in the 1998 Interim Period from US$0.20 in the 1997 Interim Period.

               The average number of cellular subscribers during the 1998 Interim Period was higher than for the 1997 Interim Period, as the Company added 47,883 net subscribers, including 12,895 net subscribers during the 1998 Third Quarter, compared to 13,993 net subscribers added in the 1997 Interim Period, including 6,608 net subscribers added during the 1997 Third Quarter. The number of cellular subscribers increased at September 30, 1998 by 195.4% to 88,990 from 30,129 at September 30, 1997. The Company attributes the increase in cellular airtime and the number of subscribers to the introduction of prepaid cellular services and the Amigo prepaid card for cellular calls in the third quarter of 1997. Prepaid cellular services generated approximately 42% of the Company's total airtime minutes and 30.9% of total cellular revenues in the 1998 Interim Period. Prepaid cellular revenues increased by US$4.5 million to US$4.7 million in the 1998 Interim Period compared to US$102,000 during the 1997 Interim Period, and increased by US$2.0 million to US$2.1 million for the 1998 Third Quarter from US$102,000 for the 1997 Third Quarter.

               The Company's average monthly churn rate for cellular services was 4.0% for both the 1998 Interim Period and the 1997 Interim Period and 5.6% for the 1998 Third Quarter compared to 4.4% for the 1997 Third Quarter. The Company calculates churn by dividing the number of subscribers disconnected during a given period by the sum of subscribers at the beginning of each month during such period. Interconnection revenues associated with airtime traffic received from Codetel increased by 20.1% to US$1.0 million in the 1998 Interim Period from US$840,000 in the 1997 Interim Period due to a higher volume of incoming minutes received by prepaid cellular subscribers, as well as to a larger subscriber base. Cellular revenues represented 16.3% of total operating revenues for the 1998 Interim Period compared to 14.1% of total operating revenues for the 1997 Interim Period, and 16.7% of total operating revenues for the 1998 Third Quarter compared to 14.7% for the 1997 Third Quarter.

               Paging. Paging revenues decreased 6.3% to US$3.6 million for the 1998 Interim Period compared to US$3.8 million for the 1997 Interim Period, and by 15.1% to US$1.1 million for the 1998 Third Quarter from US$1.3 million for the 1997 Third Quarter.
          The decrease in the 1998 Interim Period reflected a decline in the average revenue per paging subscriber during the first nine months of 1998 from the average revenue per paging subscriber during the first nine months of 1997, which resulted from increased competition in the market. Although, the Company only added 825 net paging subscribers during the 1998 Interim Period, including 196 net paging subscribers during the 1998 Third Quarter, compared to 4,407 net paging subscribers added in the 1997 Interim Period, including 782 net paging subscribers in the 1997 Third Quarter, the number of paging subscribers increased by 4.4% to 28,652 at September 30, 1998 from 27,443 at September 30, 1997. The Company's average monthly churn rate for paging services was 3.5% for the 1998 Interim Period compared to 3.6% for the 1997 Interim Period and 3.5% for the 1998 Third Quarter compared to 3.8% for the 1997 Third Quarter. Paging revenues represented 3.9% of total operating revenues for the 1998 Interim Period compared to 5.9% of total operating revenues for the 1997 Interim Period, and 3.4% of total operating revenues for the 1998 Third Quarter compared to 5.3% for the 1997 Third Quarter. The Company has determined that paging will not be a major focus of its marketing program.

               Sale and lease of equipment. Revenues from the sale and lease of equipment decreased 36.7% to US$2.8 million for the 1998 Interim Period from US$4.4 million for the 1997 Interim Period, and by 5.3% to US$978,000 for the 1998 Third Quarter from US$1.0 million for the 1997 Third Quarter. This decrease reflected a lower number of cellular handsets and paging equipment sold, as a result of the Company entering into arrangements for the distribution of cellular service with major electronics retailers. The Company believes that these arrangements will decrease revenues from the sale of cellular handsets, but could increase cellular services revenues by accelerating the number of subscriber additions. Sale and lease of equipment revenues represented 3.1% of total operating revenues in the 1998 Interim Period compared to 6.9% of total operating revenues for the 1997 Interim Period, and 3.0% of total operating revenues for the 1998 Third Quarter compared to 4.2% of total operating revenues for the 1997 Third Quarter. The Company has strategically shifted away from this revenue item and has determined that the sale of lease of equipment will not be a major focus of its marketing program.

               Installations. Installation revenues increased 231.7% to US$9.8 million for the 1998 Interim Period from US$3.0 million for the 1997 Interim Period, and by 206.2% to US$3.8 million for the 1998 Third Quarter from US$1.2 million for the 1997 Third Quarter. This increase reflected the significant growth in the number of local access line installations and cellular activations as well as an increase in the installation fee per local access line from US$129 to US$258 in January 1998. During the 1998 Interim Period, the Company installed 32,295 gross local access lines and 71,622 gross cellular additions, including 12,706 gross local access lines and 26,191 gross cellular additions in the 1998 Third Quarter, compared to 22,077 gross local access lines and 21,736 gross cellular additions for the 1997 Interim Period, including 7,919 gross local access lines and 9,914 gross cellular additions in the 1997 Third Quarter, reflecting increased domestic market presence. Installation revenues represented 10.8% of total operating revenues in the 1998 Interim Period compared to 4.6% of total operating revenues for the 1997 Interim Period, and 11.6% of total operating revenues for the 1998 Third Quarter compared to 5.0% of total operating revenues for the 1997 Third Quarter.

               OPERATING COSTS.  Major components of operating costs are
          (a) carrier costs, which include amounts owed to foreign carriers for the use of their networks for termination of outbound traffic, (b) interconnection costs, which are access charges paid to Codetel, (c) depreciation of network equipment and leased terminal equipment, (d) payments for international satellite circuit leases, (e) expenses in lieu of income tax, (f) general and administrative expenses and (g) depreciation expense. The Company's operating costs increased 29.2% to US$69.0 million for the 1998 Interim Period from US$53.4 million for the 1997 Interim Period. Operating costs represented 76.4% of total operating revenues for the 1998 Interim Period compared to 83.7% of total operating revenues for the 1997 Interim Period.

               Satellite connections and carrier costs increased slightly by 1.4% to US$23.4 million during the 1998 Interim Period compared to US$23.1 million during the 1997 Interim Period. The increase in satellite connections and carrier costs reflected a US$2.7 million increase in carrier costs to US$8.4 million in the 1998 Interim Period from US$5.7 million in the 1997 Interim Period due to higher volume of outbound traffic. However, this increase was partially offset by a decrease in interconnection costs, lease payments for switching facilities and satellite connections. Interconnection costs decreased by US$1.0 million to US$9.4 million in the 1998 Interim Period from US$10.3 million in the 1997 Interim Period, as a result of lower interconnection charges between the Company's network and Codetel. On January 2, 1998, the Company and Codetel amended the Interconnection Agreement to lower the charge for international long distance calls from US$0.10 per minute to US$0.07 per minute, as well as national long distance calls and calls made from cellular telephones from US$0.06 to US$0.04 for the year ended December 31, 1998. Lease payments for switching facilities and satellite connections decreased by 21.7% to US$3.5 million in the 1998 Interim Period from US$4.2 million in the 1997 Interim Period due to cost savings for leased international facilities that resulted with the commencement of operations of the Antilles-I fiber optic cable.

               Network depreciation and depreciation expense increased 56.9% and 107.1% to US$8.2 million and US$2.3 million, respectively, for the 1998 Interim Period from US$5.2 million and US$1.1 million, respectively, for the 1997 Interim Period as a result of the Company's continued investments in telephone plant and equipment.

               TRICOM currently is making payments to the Dominican government in lieu of income tax equal to 10% of net international settlement revenues. This expense in lieu of income taxes increased by 53.8% to US$6.7 million for the 1998 Interim Period from US$4.4 million for the 1997 Interim Period, due to increased revenues, a portion of which were not subject to deductible access charges, including, in particular, installation revenues. However, all the above mentioned increases where partially offset by a decrease in other costs to US$2.3 million for the 1998 Interim Period from US$2.8 million for the 1997

          Interim Period primarily attributable to lower costs of sale of equipment, as a result of fewer cellular and paging unit sales brought about by the Company entering into the distribution arrangements with major electronics retailers.

               The Company's general and administrative expenses include salaries and other compensation to personnel, building depreciation charges, maintenance expenses, promotional and advertising costs and other related costs. The Company's general and administrative expenses increased by 54.7% to US$25.9 million for the 1998 Interim Period from US$16.8 million for the 1997 Interim Period. The increases were primarily attributable to higher personnel costs, other expenses primarily from sales commissions, and promotional and advertising costs. Personnel costs for the 1998 Interim Period increased by 25.0% to US$9.7 million from US$7.8 million for the 1997 Interim Period, reflecting the operations of TRICOM USA and the Call Tel Corporation. At September 30, 1998, the Company had 1,272 employees compared to 759 employees at September 30, 1997. Other expenses increased by US$5.0 million to US$8.3 million in the 1998 Interim Period from US$3.3 million in the 1997 Interim Period primarily resulting from a US$3.0 million increase in sales commissions related to prepaid cards. Promotional and advertising costs increased by US$1.3 million to US$3.1 million in the 1998 Interim Period from US$1.8 million in the 1997 Interim Period, as a result of campaigns related to the Amigo prepaid card. General and administrative costs as a percentage of total operating revenues increased to 28.7% for the 1998 Interim Period from 26.3% for the 1997 Interim Period.

               For the 1998 Third Quarter, the Company's operating costs increased 29.0% to US$25.0 million from US$19.3 million for the 1997 Third Quarter. However, as a percentage of total revenues, operating costs decreased to 76.5% for the 1998 Third Quarter from 79.1% for the 1997 Third Quarter. The increase in the amount of operating costs is attributable to increased general and administrative expenses and depreciation. However, these increases were partially offset by a reduction in satellite connections and carrier costs. Network depreciation and depreciation expense increased as a result of the Company's continued network investments. The Company's general and administrative expenses increased by 54.4% to US$10.0 million for the 1998 Third Quarter from US$6.5 million for the 1997 Third Quarter, mainly due to other expenses, higher personnel costs, and promotional and advertising costs. As a percentage of operating revenues, general and administrative expenses increased to 30.7% for the 1998 Third Quarter from 26.5% for the 1997 Third Quarter.

               OPERATING INCOME. Operating income increased 104.7% to US$21.4 million for the 1998 Interim Period from US$10.4 million for the 1997 Interim Period, and increased by 50.0% to US$7.7 million for the 1998 Third Quarter from US$5.1 million for the 1997 Third Quarter. The Company's operating income represented 23.6% of total operating revenues for the 1998 Interim Period compared to 16.3% of total operating revenues for the 1997 Interim Period. As a percentage of total operating revenues, operating income increased to 23.5% for the 1998 Third Quarter compared to 20.9% for the 1997 Third Quarter reflecting higher margins from local service, cellular and international long distance services.

               OTHER INCOME (EXPENSES).   Other expenses increased 8.9% to
          US$9.2 million for the 1998 Interim Period from US$8.4 million for the 1997 Interim Period reflecting increases in net interest expense. However, other expenses decreased by 33.9% to US$2.4 million for the 1998 Third Quarter from US$3.7 million for the 1997 Third Quarter as a result of higher interest income. Interest expense increased 42.3% to US$12.0 million for the 1998 Interim Period from US$8.5 million for the 1997 Interim Period and by 8.2% to US$3.8 million for the 1998 Third Quarter from US$3.5 million for the 1997 Third Quarter due to higher long term debt outstanding as a result of the issuance of US$200 million aggregate principal amount of the Company's 11 3/8% Senior Notes due 2004 (the "Senior Notes") during the 1997 Third Quarter. Interest expense as a percentage of total operating revenues remained unchanged at 13.3% for both the 1998 Interim Period and the 1997 Interim Period, and decreased to 11.6% for the 1998 Third Quarter compared to 14.4% for the 1997 Third Quarter.

               NET EARNINGS. Net earnings increased by US$10.2 million to US$12.2 million, or US$0.55 per share, for the 1998 Interim Period from earnings before extraordinary item of US$2.0 million, or US$0.12 per share, for the 1997 Interim Period and by US$3.8 million to US$5.2 million, or US$0.22 per share, for the 1998 Third Quarter from earnings before extraordinary item of US$1.4 million, or US$0.08 per share, for the 1997 Third Quarter, as a result of higher operating income. The weighted average number of shares outstanding at September 30, 1998 were 22,311,211 compared to 17,085,851 at September 30, 1997. Net earnings accounted for 13.5% and 16.1% of total operating revenues for the 1998 Interim Period and the 1998 Third Quarter, respectively, while earnings before extraordinary item accounted for 3.1% and 5.9% for the 1997 Interim Period and the 1997 Third Quarter, respectively. However, as a result of a US$5.5 million write-off related to the retirement of indebtedness with the proceeds of the Senior Notes during the 1997 Third Quarter, the Company recorded a net loss after extraordinary items of US$3.5 million for the 1997 Interim Period and US$4.0 million for the 1997 Third Quarter.

               EBITDA. Earnings before interest, taxes, depreciation and amortization increased by 82.5% to US$38.6 million for the 1998 Interim Period compared to US$21.2 million for the 1997 Interim Period, and by 60.8% to US$14.2 million for the 1998 Third Quarter from US$8.9 million for the 1997 Third Quarter, as a result of higher operating margins. See Note 2 of Notes to Financial Statements.

          EFFECTS OF INFLATION

               The annual inflation rates in the Dominican Republic in 1995, 1996 and 1997 were 9.2%, 4.0% and 8.0%, respectively. To date, the effects of inflation on TRICOM's operations have not been significant.

          CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

               Through December 31, 1996, the Company used the Dominican peso as its functional and reporting currency. While a significant portion of the Company's revenues, assets and liabilities historically were denominated in U.S. dollars, a clear determination of the functional currency was difficult, and the Company used the Dominican peso as its functional currency. However, in the Company's opinion, with the issuance of the Senior Notes, the Company's cash flows and financial results of operations are more appropriately presented in the U.S. dollar as the functional currency. Effective January 1, 1997, the Company changed its functional currency from the Dominican peso to the U.S. dollar. The Company's financial statements for periods prior to January 1, 1997 have not been restated for this change in the functional currency. However, the Company did retroactively change its reporting currency to the U.S. dollar.

               The change in functional currency was made effective as of January 1, 1997. The effect of the change was to decrease results of operations by US$301,000 for 1997.

               The Company anticipates that this change in functional currency may diminish the impact of any future devaluation of the Dominican peso against the U.S. dollar.

          LIQUIDITY AND CAPITAL RESOURCES

               Substantial capital is required to expand and operate the Company's telephone networks. During the 1997 Interim Period and the 1998 Interim Period, the Company expended US$47.4 million and US$112.2 million, respectively, for capital expenditures. During 1997, the Company made capital expenditures for the installation of local access lines, expansion of the Company's cellular and paging system into areas not previously served and expansion of international facilities. The Company currently plans to make capital expenditures during 1998 of up to US$138.1 million, including approximately US$112.2 million expended through
          September 30, 1998.   The Company  currently estimates that
          capital expenditures relating to the installation of approximately 35,000 wire local access lines will total approximately US$36.1 million for 1998. The Company anticipates expending approximately US$24.5 million in 1998 to enhance its cellular network by adding new cell sites and capacity to existing cell sites. The Company also anticipates expending during 1998 approximately US$9.3 million to install a switch in New York and to expand its international circuit capacity and US$14.0 million for other network improvements. The Company anticipates expending approximately US$13.6 million for working capital purposes related to its expansion program, US$4.6 million in transmission equipment and value added products, US$5.0 million for customer premises equipment and corporate business accounts purchases, US$11.4 million in network projects and increases interconnection facilities with local carriers. Also, the Company anticipates expending approximately US$7.0 million on data communications equipment and enhancing the Company's Customer Care Centers. However, the amounts to be expended in 1998 for these purposes will depend upon a number of factors, including demand for the Company's services and competition in the Company's various markets. Thereafter, the Company expects to continue to expand its network in order to increase its penetration of the residential and commercial markets. The Company currently estimates that it will expend approximately US$25.9 million in capital expenditures for the remainder of 1998.

               As part of its local network expansion program, the Company has tested and intends to deploy a fixed cellular system, called a wireless local loop, or "WLL", during 1998 in order to accelerate its expansion into the residential and commercial markets. In August 1998, the Company selected Motorola as the infrastructure provider of CDMA technology and equipment for its WLL and PCS build-out plans. The four-year US$52 million contract with Motorola provides for the installation of 150,000 wireless subscribers. The Company expects to have its WLL in operation on a limited basis in the capital city of Santo Domingo by the first quarter of 1999, and plans to expand into five other cities during the rest of 1999. The Company anticipates that the first phase of the WLL build-out will be completed at a cost of US$12.6 million, and will deploy capacity to connect approximately 36,000 subscribers by the end of 1999. Upon completion of the first stage, the WLL system is expected to cover approximately 60% of the area of Santo Domingo. The Company expects the second stage, which will cover five additional cities, to be operational by the end of the second quarter of 1999. The Company expects to implement the third and final stage over the course of the following two years, extending coverage to seven additional cities and increasing capacity in the previously covered cities. The Company anticipates to finance the cost of the first phase of the WLL with a portion of the US$68.7 in net proceeds received from the offering of 5,700,000 American Depositary Receipts (the "ADR Offering") which was consummated in May 1998, as well as net cash flows from operations and short-term borrowings.

               The Company anticipates that it will be able to meet its operating and capital requirements with the net proceeds received from the ADR Offering, cash flows from operating activities and available borrowings under existing short-term credit facilities.
           Management believes that the increased average maturity of the
          Company's indebtedness, as a result of its Senior Note Offering in August 1997, will enhance the Company's operational flexibility. Net cash provided by operating activities was US$23.5 million and US$10.3 million for the 1998 Interim Period
          and the 1997 Interim Period, respectively.   At December 31, 1997
          the Company had positive working capital of US$4.8 million, however, at September 30, 1998 the Company had negative working capital of US$310,000 as a result of increased short-term borrowings and accounts payable to suppliers. If the Company decides to accelerate further the expansion of its local access network or if the Company's cash flow from operating activities is lower than expected, the Company may need to obtain additional financing and there can be no assurance that such financing will
          be available.   The payment of interest on the Senior Notes for
          the first four interest periods has been funded with investments that are held in an escrow account, which will result in the enhancement of the Company's cash flow through 1999.

               The Company had account receivables of US$17.0 million and US$15.8 million and allowance for doubtful accounts of US$623,000 and US$669,000 at September 30, 1998 and December 31, 1997, respectively.

               The Company's total assets increased to US$428.1 million at September 30, 1998 from US$321.1 million at December 31, 1997. The Company's indebtedness was approximately US$258.2 million at September 30, 1998, of which US$200.0 million represented the Company's Senior Notes and US$58.2 million represented short-term borrowings, including an aggregate principal amount of US$32.0 million of industrial revenue bonds issued by the Caribbean Basin Projects Financing Authority ("Carifa Bonds"). The Company has irrevocably deposited with the trustee for the Carifa Bonds an amount estimated to be sufficient to pay the principal amount of the Carifa Bonds at their maturity in 1999 and to pay interest on such industrial revenue bonds through such date.
          Shareholders' equity increased to US$122.3 million at September 30, 1998 from US$42.1 million at December 31, 1997, as a result of the ADR Offering.

               As a result of the ADR Offering, GFN and Motorola were no longer required to provide guarantees of borrowings of the Company, and the Company terminated a credit facility with Citibank (the "Citibank Facility") which permitted the Company to borrow up to US$11.0 million. The Company currently is negotiating with international banks to obtain a credit facility to replace the Citibank Facility. There can be no assurance that the Company will be able to obtain a credit facility to replace the Citibank Facility or, if it is obtained, that it will be on terms as favorable as those terms provided in the Citibank Facility. The inability to obtain a replacement facility could adversely affect the Company's liquidity.

               At September 30, 1998, the Company had approximately US$24.2 million available under short-term, U.S. dollar- and peso-denominated credit facilities with Dominican banks.

               The Company's total assets increased from US$18.9 million at December 31, 1992 to US$321.1 million at December 31, 1997 and US$428.1 million at September 30, 1998.

               The Company has not engaged in transactions to hedge against foreign currency or interest rate fluctuations.

          IMPACT OF YEAR 2000

               The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year (the "Year 2000 Issue"). Any of TRICOM's computer programs or hardware that have date-sensitive software or embedded microprocessors may recognize a date using "00" as the year 1900 rather than the year 2000. The failure to correct any such programs or hardware could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. Based on recent assessments, TRICOM has determined that it will be required to modify or replace some portions of its software, and, to a lesser extent, its hardware so that those systems will properly utilize dates beyond December 31, 1999. TRICOM believes that with modification and replacement of existing software and hardware, the Year 2000 Issue can be substantially mitigated. However, if such modifications and replacements are not made, or are not completed on a timely basis, the Year 2000 Issue could have a material impact on the operations of TRICOM. The Company currently anticipates that such replacements and modifications will be completed on a timely basis.

               TRICOM's plan to resolve Year 2000 Issues involves four phases: assessment, remediation, testing and implementation. TRICOM's management information systems ("MIS") department has completed an assessment of all material information technology systems that would be affected by the Year 2000 Issue if not modified and has initiated a program to modify or replace portions of its software so that TRICOM's computer systems will function properly after December 31, 1999. TRICOM's financial systems, including general ledger, accounts payable, purchase orders, fixed assets and inventory control functions, already have been upgraded and are Year 2000 compliant. TRICOM's systems that assist in the management of service orders, facilities management, engineering work orders, toll rating, toll editing and trouble tracking are now Year 2000 compliant. The MIS department has assessed and modified the BIOS of every computer on the Company's internal network, and every computer on such network is now Year 2000 compliant. The MIS department has commenced a software application development project to improve TRICOM's billing system and make such systems Year 2000 compliant. The Company anticipates that the new billing application platform will be completed by the first quarter of 1999. TRICOM expects software reprogramming and replacement, testing and implementation to be completed by the first quarter of 1999.

               TRICOM's network engineering department has identified every component of the Company's telecommunications network that may be subject to Year 2000 failures. The Company anticipates that it will have remedied or replaced any network components that are not Year 2000 compliant by the end of the first quarter of 1999. The remediation or replacement of telecommunications equipment depends primarily on the manufacturers of that equipment for modifications. TRICOM is also in the process of assessing the extent to which its suppliers of other products and services will be able to supply TRICOM after December 31, 1999. TRICOM has initiated communications with all of its significant equipment vendors and other suppliers. TRICOM has not obtained timetables of expected completion dates of modification, testing and implementation from all of the vendors and suppliers. TRICOM does not control its equipment vendors and other suppliers, but is attempting to have such timetables submitted in the first quarter of 1999. The effect on TRICOM's operations of not having these systems remediated could be significant.

               TRICOM believes that its Year 2000 assessment and remediation program is approximately 86% complete with respect to its critical business systems and 81% complete with respect to its network. The total cost of the Year 2000 project is estimated to be less than US$100,000 and is being expensed as incurred and funded through operating cash flows.

               TRICOM conducts transactions that interface directly with other domestic and international telecommunications networks. There is no guarantee that the networks of other companies to which TRICOM's network connects will be timely compliant or that the failure to so comply would not have an adverse effect on

          TRICOM's network. Furthermore, there can be no assurance that other telecommunications providers will not experience material business disruptions that could affect TRICOM as a result of the Year 2000 Issue. TRICOM plans to complete communications with important international carriers and providers of international connectivity as to their Year 2000 readiness in the first quarter of 1999. The communications to date from such third parties to TRICOM's inquiries do not indicate that these third parties expect, at this time, to be non-compliant by the Year 2000 based on their progress to date. However, the inability of a substantial number of third parties to complete their Year 2000 resolution process could materially impact TRICOM. For example, the failure of satellite circuits or international gateway switches to function properly as a result of the Year 2000 Issue could cause significant disruptions in TRICOM's ability to generate revenues, which could have a material adverse effect on TRICOM's results of operations and financial condition.

               TRICOM has not established contingency plans in case of failure of its information technology systems, but it anticipates that it will have developed such plans by the end of the first quarter of 1999. In the event TRICOM's vendors or the telecommunications networks with which it connects do not expect to be Year 2000 compliant, TRICOM's contingency plan may include replacing such vendors or conducting the particular operations itself.

               TRICOM's schedule for completing its Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, and other factors. Estimates on the status of completion and the expected completion dates are based on progress to date compared to the timetable established by its management. TRICOM has not employed the services of independent contractors to verify TRICOM's assessment and estimates related to the Year 2000 problem. There can be no guarantee that these estimates will be achieved and actual results could differ materially from these plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.


          ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
                    RISK.

               Not applicable.

                                       PART II
                                  OTHER INFORMATION

          ITEM 1.   LEGAL PROCEEDINGS

               There are no legal proceedings to which the Company is a party, other than routine litigation incidental to the business of the Company which is not otherwise material to the business or financial condition of the Company.


          ITEM 2.   CHANGES IN SECURITIES AND USE OF PROCEEDS

               Not applicable.


          ITEM 3.   DEFAULTS UPON SENIOR SECURITIES

               None.


          ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

               Not applicable.


          ITEM 5.   OTHER INFORMATION

               None.

          ITEM 6.   EXHIBITS AND REPORTS ON FORM 6-K

               (a)  Exhibits.

               None.

               (b) Reports on Form 6-K. The Company filed with the Securities and Exchange Commission a Report on Form 6-K on August 14, 1998 reporting the results of the six-month period ended June 30, 1998 and a Report on Form 6-K on August 19, 1998 reporting the Company's contract with Motorola to build TRICOM's wireless local loop.

                                      SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   TRICOM, S.A



          Dated: November 13, 1998 By:  /s/ Carl H. Carlson
                                        -----------------------------
                                        Carl H. Carlson
                                        Executive Vice President
                                        and Member of the
                                        Office of the President